[Letterhead of W.P. Stewart & Co., Ltd.]

                                                        November 30, 2005

VIA EDGAR
Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

               Re:   W.P. Stewart & Co., Ltd.
                     Form 20-F for Fiscal Year Ended December 31, 2004 File No. 001-16245

Dear Ms. Sweeney:

      W.P. Stewart & Co., Ltd. (the "Company") is hereby responding to the comment letter of the Staff, dated October 18, 2005, in respect of the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Annual Report") filed with the Securities and Exchange Commission on March 16, 2005. Terms utilized in this letter shall have the same meanings as were ascribed to them in the Annual Report.

      In furtherance to our response letter dated October 7, 2005, the Staff asked for additional information regarding the Company's intangible assets shown on its balance sheet as of December 31, 2004. Specifically, the Staff requested the Company to provide it with information regarding the gross amount and accumulated amortization of customer relationship intangible assets separated based on the estimated useful life for each period presented in the Annual Report.

      Customer relationship intangible assets arose from the acquisition of First Long Island Investors, Inc. ("FLII"), TPRS Services N.V. ("TPRS"), NS Money Management (Bermuda) Limited ("NSMM") and TPR & Partners N.V. ("TPR"). The tables below provide the information requested:

Ms. Joyce Sweeney
November 30, 2005
Page 2 of 5


For the year ended December 31, 2004:

                                                               Accumulated
Client Relationship Intangibles            Gross Amount       Amortization       Carrying Value
-------------------------------            ------------       ------------       --------------
  Estimated Useful Life - 15 years:
    FLII                                   $  10,953,894      $   3,738,783      $   7,215,111
    TPRS                                       9,323,536          2,959,682          6,363,854
    TPR                                        1,995,000            416,126          1,578,874
                                           -------------      -------------      -------------
                                              22,272,430          7,114,591         15,157,839
                                           -------------      -------------      -------------
  Estimated Useful Life - 20 years:
    FLII                                      12,749,194          2,184,927         10,564,267
    TPRS                                      33,044,236          5,531,658         27,512,578
    NSMM                                      17,042,406          3,635,590         13,406,816
                                           -------------      -------------      -------------
                                              62,835,836         11,352,175         51,483,661
                                           -------------      -------------      -------------

                                           $  85,108,266      $  18,466,766      $  66,641,500
                                           =============      =============      =============

For the year ended December 31, 2003:

                                                               Accumulated
Client Relationship Intangibles            Gross Amount       Amortization       Carrying Value
-------------------------------            ------------       ------------       --------------
  Estimated Useful Life - 15 years:
    FLII                                   $  10,953,894      $   2,957,094      $   7,996,800
    TPRS                                       9,323,536          2,301,001          7,022,535
    TPR                                        1,995,000            283,126          1,711,874
                                           -------------      -------------      -------------
                                              22,272,430          5,541,221         16,731,209
                                           -------------      -------------      -------------

  Estimated Useful Life - 20 years:
    FLII                                      12,749,194          1,430,336         11,318,858
    TPRS                                      29,946,152          3,693,719         26,252,433
    NSMM                                      17,042,406          2,681,751         14,360,655
                                           -------------      -------------      -------------
                                              59,737,752          7,805,806         51,931,946
                                           -------------      -------------      -------------

                                           $  82,010,182      $  13,347,027      $  68,663,155
                                           =============      =============      =============

Ms. Joyce Sweeney
November 30, 2005
Page 3 of 5


For the year ended December 31, 2002:

                                                             Accumulated
Client Relationship Intangibles          Gross Amount       Amortization       Carrying Value
-------------------------------          ------------       ------------       --------------
  Estimated Useful Life - 15 years:
    FLII                                 $  10,953,894      $   2,175,407      $   8,778,487
    TPRS                                     9,323,536          1,642,320          7,681,216
    TPR                                      1,995,000            150,126          1,844,874
                                         -------------      -------------      -------------
                                            22,272,430          3,967,853         18,304,577
                                         -------------      -------------      -------------

  Estimated Useful Life - 20 years:
    FLII                                     8,880,394            675,746          8,204,648
    TPRS                                    22,674,924          2,067,363         20,607,561
    NSMM                                    14,708,762          1,727,912         12,980,850
                                         -------------      -------------      -------------
                                            46,264,080          4,471,021         41,793,059
                                         -------------      -------------      -------------

                                         $  68,536,510      $   8,438,874      $  60,097,636
                                         =============      =============      =============

      In addition, the Staff asked for a comprehensive analysis of how the estimated useful life for each significant customer intangible was determined and how it was determined that such useful lives remain appropriate as of December 31, 2004.

      As previously noted in our response letter dated October 7, 2005, the manner of determining useful lives was previously described to the Staff in the Company's October 1, 1999 response letter to Mr. William Friar of your office (in connection with the Company's initial public offering). The quoted information below has been extracted from that response letter. The customer relationships were segregated into the buckets shown above. Please note that there is no statistically valid basis for further segregating the customer relationships within the group obtained in each acquisition. Please also note that effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". Accordingly, any amounts of previously recognized intangible assets that met the recognition criteria in paragraph 39 of SFAS No. 141, and that were included in the amount reported as goodwill were reclassified as intangible assets apart from goodwill. As described in the October 1, 1999 response letter to the Staff mentioned above, these intangible assets, with an estimated useful life of 20 years, are being amortized in a manner consistent with industry practice.

      "TPRS and FLI. The book values of the assets acquired (investment management contracts and the associated client relationships) and the liabilities assumed of both TPRS and FLI are either zero or de minimis. Historically, FLI and the

Ms. Joyce Sweeney
November 30, 2005
Page 4 of 5


      sellers of TPRS have referred clients to the Company in exchange for a fee. This fee was based on the level of assets under management. The terms and conditions of each of these arrangements are documented in contracts between the Company and each acquired entity, and contracts between the Company and the clients. These contracts are all terminable upon 30 days' notice. FLI and TPRS continue to receive referral fees for as long as the referred clients maintain their assets under management. By acquiring FLI and TPRS, the Company acquires direct access to these clients (i.e. client relationships) and to the future annual referral fees related to these contracts. As a result, the principal benefit to the Company from these acquisitions is the contracts, the acquired client relationships and goodwill. Goodwill represents FLI's and TPRS's ability to attract new clients in the future...

      "Client relationships - The acquired client relationships were valued by considering the portion of the management fees earned by FLI and TPRS in relation to the existing clients on the acquisition date. The fee base was increased by the expected increase in assets under management due to additional contributions (net of withdrawals) and appreciation of those clients' assets. Fees were then reduced for expenses and taxes. The after-tax profits were then multiplied by a percentage of acquired clients expected to be retained in each year subsequent to the acquisition date to determine the amount of after-tax profits attributable to the acquired clients. These amounts were then discounted to their present value.

      "The percentage of acquired clients expected to remain in each year after the acquisition date was computed assuming an average life of 15 years or an average annual loss percentage of 6.67% of the remaining balance. The 15 year life was based on a study the Company performed which compared the number of our clients at the end of 1986 to the number of those 1986 clients who were still clients at the end of 1998. The results of the study are consistent with amortization periods used by public companies in the industry for similar assets." [quoted material excerpted from October 1, 1999 response letter to Staff]

      With respect to NSMM, the Company had no preexisting direct contractual relationships with the clients of NSMM. Therefore, the entire amount allocated to intangibles was initially recorded as amortizable goodwill and later reclassified as a client relationships intangible asset in conjunction with the adoption of SFAS No. 141.

      In respect of the Company's acquisition of TPR in 2001, the income approach was used to value the intangible assets and overall business enterprise value. In an income approach, value is dependent on the present value of future economic benefits to be derived from ownership of the customer relationship asset. Central to this method is an analysis of the earnings potential represented by the appraised asset and of the underlying risks associated with obtaining those earnings. Value indications were

Ms. Joyce Sweeney
November 30, 2005
Page 5 of 5


developed by discounting future net cash flows available for distribution to their present value at market-based rates of return.

      TPR's management provided us with projections of sales and profitability for the company as a whole based on internal data that covered the years 2001 through 2004. These projections were tested for reasonableness based on the purchase price and required rates of return and then the forecasted earnings and cash flow were utilized. Projected net debt-free cash flow was then calculated by including the various cash inflows and outflows attributed to the business operations of TPR. The Company's terminal values were estimated by utilizing a long-term growth rate of 7%. Working capital requirements were assumed at 15% of incremental revenues. The net present value of the future debt-free cash flows, when discounted at the weighted average costs of capital or the discount rate of 15%, provided an indication of value. Useful life was determined in accordance with the methodology described above for the other acquisitions.

      For each of the FLII, TPRS, NSMM and TPR acquisitions, the Company evaluates the remaining useful lives of these intangible assets annually to determine whether events and circumstances warrant a revision to the remaining periods of amortization. Since the time of such business acquisitions, the Company has retained substantially all of the customers to which such assets related upon acquisition. Through December 31, 2004, the actual cash flows received from these acquired clients as well as the timing and amounts of the forecasted revenue streams continue to support the estimated future cash flows used to measure present value and evaluate the assets' recoverability over the remainder of the original 15 and 20 year estimated useful lives.

      If the Staff has any further questions or comments, please telephone the undersigned at 212-750-8585.

                                       Sincerely,


                                       /s/ Susan G. Leber
                                       Susan G. Leber
                                       Deputy Managing Director - Chief
                                         Financial Officer

cc: Nancy Maloney